08000515

RECEIVED

2008 FEB -1 A 8:45

January 28, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 010/2008**

  Subject: Notification of acquisition of Advanced MPAY Co., Ltd.

  Date: January 28, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED

FEB 06 2008

THOMSON
FINANCIAL

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 28, 2008

AIS-CP 010/2008

January 28, 2008

Subject: Notification of acquisition of Advanced MPAY Co., Ltd.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("ADVANC") would like to inform you that ADVANC has bought the ordinary shares of Advanced Mpay Co., Ltd. ("MPAY") in the proportion of 30% from NTT DoCoMo Co., Ltd. ("DOCOMO"). The details of transactions are as follows;

Date of transaction	January 23rd, 2008
Parties involved	Buyer: Advanced Info Service Plc. ("The Company") Seller: NTT DoCoMo Co., Ltd. ("DOCOMO")
The general Characteristics of the transaction	ADVANC has bought ordinary shares of MPAY, which is 69.99% held by ADVANC, in the proportion of 30% from DOCOMO. This transaction is not considered a connected transaction or the acquisition and disposal of assets under the Rules and Procedures and Disclosure of Connected Transaction of Listed Companies of the SET.

The details of assets purchase

Company name	Advanced Mpay Co., Ltd ("MPAY")
Nature of business	Service provider of payment business via mobile phone
Registered and paid-up capital	Baht 300,000,000 comprising of 30,000,000 shares
The number of purchase shares	9,000,000 shares
Purchasing price per share	Baht 14 per share
Directors	1. Mr. Somprasong Boonyachai 2. Mr. Pong-Amorn Nimpoonsawat 3. Mr. Vikrom Sriprataks 4. Mr. Waroonthep Watcharaporn 5. Mr. Hui Weng Cheong 6. Mr. Yuji Yamamoto 7. Mr. Hiroshi Yazawa

Shareholders before the transaction	Advanced Info Service Plc.	69.99%
	NTT DoCoMo Co., Ltd.	30.00%
	Others	0.01%
Shareholders after the transaction	Advanced Info Service Plc.	99.99%
	Others	0.01%
The total value of the transaction	Baht 126,000,000	
The basis used to determine the value of transaction	Agreed price between buyer and seller	

END